Watts, Griffis and McOuat
Since 1962
CONSULTING GEOLOGISTS AND ENGINEERS

July 9, 2010

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Securities Registries, Department of Justice, Government of the Northwest Territories
Registrar of Securities, Department of Justice, Yukon Territories
Superintendent of Securities, Government of Nunavut, Legal Registries Division

Gentlemen:

RE: Mala Noche Resources Corp. (the "Corporation") - Consent under NI 44-101

Pursuant to section 4.2 of National Instrument 44-101 – Short Form Prospectus Distributions, I, Velasquez Spring, P.Eng., Senior Geologist of Watts, Griffis and McOuat Limited, consent to being named in the Corporation's final short form prospectus dated July 9, 2010 (the "Final Short Form Prospectus") and to the inclusion of the reference to the following report (the "Report") in the Final Short Form Prospectus and the extracts from, or a summary of, the Report in the written disclosure contained in the Final Short Form Prospectus:

- *Technical Report on the Tayoltita, San Rita and San Antonio Mines, Durango, Mexico for Goldcorp Inc. and Mala Noche Resources Corp.* dated May 13, 2010 and revised June 28, 2010.

I confirm that I have read the Final Short Form Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Final Short Form Prospectus that are derived from the Report or within my knowledge as a result of the services performed by me in connection with the Report.

References to Final Short Form Prospectus include all documents incorporated by reference.

Sincerely,

Velasquez Spring, P.Eng.